SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     5       )*
                                        ------------

                  Viewpoint Corp., formerly Metacreations Corp.
             -----------------------------------------------------
                                (Name of Issuer)

                     common stock par value = $.001 per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                          92672P108, formerly 591016100
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   92672P108        13G                       Page 2 of 4 Pages
         ---------------
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James E. Crabbe

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              3,055,600
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               3,055,600
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,055,600
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.46%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          Passive Investor
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:
                    Viewpoint Corp., a Delaware Corporation.

            (b)   Address of Issuer's Principal Executive Offices:
                    498 Seventh Avenue, New York, NY 10018

Item 2.     (a)   Name of Person Filing:
                   James E. Crabbe

            (b)   Address of Principal Business Office:
                   1305 SW Myrtle Court, Portland, OR 97201

            (c)   Citizenship:
                    United States

            (d)   Title of Class of Securities:
                    Common Stock, par value $.001 per share

            (e)   CUSIP Number:
                    92672P108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

    If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

                                                               Page 4 of 4 Pages


Item 4.   Ownership.

         (a) & (b) As of December 31, 2002, the reporting person beneficially owns 2,730,100 shares of the Issuer as trustee of the James E. Crabbe Revocable Trust. The reporting person may also exercise dispository and voting discretion over 200,500 shares of the Issuer held within the Phileo Foundation managed by the reporting person, and 125,000 shares held within James E. Crabbe IRA also managed by the reporting person. The 3,055,600 shares beneficially owned by the reporting person represents 7.46% of the outstanding class of shares of the Issuer as of December 31, 2002.

          (c) James E. Crabbe does not directly own any shares of the Issuer. The number of shares as to which the reporting person has:

          (i)   Sole Power to Vote or Direct the Vote:  3,055,600
          (ii)  Shared Power to Vote or Direct the Vote:  -0-
          (iii) Sole Power to Dispose or Direct the Disposition of: 3,055,600
          (iv)  Shared Power to Dispose or Direct the Disposition of:  -0-

Item 5.   Ownership of Five Percent or Less of a Class.
                         N/A

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
                         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                         N/A

Item 8.   Identification and Classification of Members of the Group.
                         N/A

Item      9. Notice of Dissolution of Group.
                         N/A

Item      10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   Signature.  /s/JAMES E. CRABBE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 5, 2003
     -----------------------